Rule 424(b)(2)
	Registration Nos. 333-44771
	NASD File No. 961029005
                                  Cusip No:  52517PNM9

PRICING SUPPLEMENT NO. 315
Trade Date: April 09, 1998 to Prospectus
Supplement dated March 2, 1998
and Prospectus dated February 18, 1998

	   LEHMAN BROTHERS HOLDINGS INC.
	Medium-Term Notes, Series E
	(Equity Linked Note)
       Due from Nine Months to 30 years from Date of Issue

Price to Public: 100.00%   Initial Interest Rate: n/a
Commission: .00%

Interest Rate Basis:
( ) Treasury Rate	 Settlement Date: 4/17/98
( ) LIBOR (1 month)	 Maturity Date:   4/17/01
( ) Commercial Paper Rate	 Maximum Interest Rate:______%
( ) Federal Funds Effective Rate	 Minimum Interest Rate:______%
( ) Prime Rate 	 Spread Multiplier:__________%
(X) Other 	 Spread (+ -) n/a

Index Maturity: n/a

Interest Payment Period:	 n/a

Interest Reset Period:	n/a

Interest Reset Dates:	n/a

Selected Index: S&P 500 Index

Initial Spot:  Closing level of Selected Index on Trade Date

Redemption: Non-call life

Participation Rate:  100%

Cap Level:  37.504%

Coupon Payment:  Participation Rate *
              (the greater of 0 or {(Index f - Index i)/Index i}) where:
Index f : Average of the closing prices of the Selected Index on February 9, 2001, March 9, 2001, and April 9, 2001.
Index i : Initial Spot

   where the Coupon Payment may not exceed the Cap Level.

Payment at maturity: Par + Par * Coupon Payment

The aggregate principal amount of this offering is $8,000,000 and relates only to Pricing Supplement No. 315. Medium-Term Notes, Series E may be issued by the company in aggregate principal amount of up to $15,162,913,688 and, to date, including this offering, an aggregate of $14,385,287,688 Medium-Term Notes, Series E has been issued and $9,915,052,688 are outstanding.

General
The S&P500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 1997, the 500 companies included in the S&P500 Index represented approximately 80% of the aggregate market value of common stocks traded on the NYSE; however, the 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. As of August 31, 1997, the aggregate market value of the 500 companies included in the S&P500 Index represented approximately 75% of the aggregate market value of the United States domestic public companies. S&P chooses companies for inclusion in the S&P500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the Market Value and trading activity of the common stock of that company. As of August 31, 1997, the 500 companies included in the S&P500 Index were divided into 103 individual groups. These individual groups comprised the following four main groups of companies (with the number of companies currently included in each group indicated in parentheses): Industrials (383), Utilities (37), Transportation
(11) and Financial (69). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P500 Index to achieve the objectives stated above.

Computation of the S&P500 Index
S&P currently computes the S&P500 Index as of a particular time as follows:

1. the market value of each component stock is determined as of such time;
2. the market value of all component stocks as of such time (as determined under clause (1) above) are aggregated;
3. the mean average of the market value of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
4. the mean average market value of all such common stocks over such base period (as determined under clause (3) above) are aggregated (such aggregate amount being referred to as the "Aggregate Base Value");
5. the aggregate market value of all component stocks as of such time (as determined under clause (2) above) is divided by the Aggregate Base Value; and
6. the resulting quotient (expressed in decimals) is multiplied by ten.

While S&P currently employs the above methodology to calculate the S&P500 Index, no assurance can be given that S&P will not modify or change such methodology in a manner that may affect the Note.

S&P adjusts the foregoing formula to negate the effect of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. Such changes may result from such causes as the issuance of stock dividends, the granting to shareholders of rights to purchase additional shares of such stock, the purchase thereof by employees pursuant to employee benefit plans, certain consolidations and acquisitions, the granting to shareholders of rights to purchase other securities of the company, the substitution by S&P of particular component stocks in the S&P500 Index, and other reasons. In all such cases, S&P first recalculates the aggregate market value of all component stocks (after taking account of the new market price per share of the particular component stock of the new number of outstanding shares therof or both, as the case may be) and then determines the new Aggregate Base Value in accordance with the following formula:

old Aggregate Base Value*(new market value/old market value)=new
Aggregate Base Value



The result is that the Aggregate Base Value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of such causes upon the S&P500 Index.

Historical Data on the S&P500 Index
The following table sets forth the closing values of the S&P500 Index on the last business day of each year from 1947 through 1996, as published by S&P. The historical experience of the S&P500 Index should not be taken as an indication of future performance.

               Year End Value of the S&P500 Index
Year
Closing Value
Year
Closing Value




1948
15.20
1973
97.55
1949
16.76
1974
68.56
1950
20.41
1975
90.19
1951
23.77
1976
107.46
1952
26.57
1977
95.10
1953
24.81
1978
96.11
1954
35.98
1979
107.94
1955
45.48
1980
135.76
1956
46.67
1981
122.55
1957
39.99
1982
140.64
1958
55.21
1983
164.93
1959
59.89
1984
167.24
1960
58.11
1985
211.28
1961
71.55
1986
242.17
1962
63.10
1987
247.08
1963
75.02
1988
277.72
1964
84.75
1989
353.40
1965
92.43
1990
330.22
1966
80.33
1991
417.09
1967
96.47
1992
435.71
1968
103.86
1993
466.45
1969
92.06
1994
459.27
1970
92.15
1995
615.93
1971
102.09
1996
740.74
1972
118.05
1997
970.63